Exhibit (a)(1)(I)
[Date]

[Name]
[Address]
[City, State, Zip]

Subject: Stock Option Exchange Program Election Confirmation

Dear [Name]:

Your Stock Option Exchange Program election has been recorded as shown in the printout enclosed with this letter.

If you elected “Yes” with respect to any Eligible Option, your election means you accept the replacement of the tendered Eligible Option. You will receive additional information about the New Options, including the New Options exercise price, as soon as practicable after they are granted, which is expected to be promptly after the end of the program.

If you elected “No” with respect to any Eligible Option, your election means you decline the replacement of the non-tendered Eligible Option. Options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If the election reflected in the printout is not your intent, you may log into the Stock Option Exchange Program Website, https://sprint.equitybenefits.com, or submit another paper Election Form included with your Offer packet mailed on May 17 to change your election before 11 p.m. Central time on June 16, 2010.

If you would like to request additional copies of the Election Form, email stockoptionexchangeprogram@sprint.com or call 913-762-6617.

Log into the Stock Option Exchange Program Website using your Sprint email address and your chosen password (or, if you have forgotten your password, use the password reset feature on the login screen).

If you have questions about the program or this confirmation notice, please call the Stock & Option Solutions Call Center at 800-864-7096 or email sprint@sos-team.com, or, after the program ends, stockoptions@sprint.com.

Regards,

Jim Hayes, Director — Compensation